SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 1-1373

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY

1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND EXHIBITS

NOTE:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Modine Manufacturing Company Administrative Committee for 401(k) Plans and Plan participants of the Modine 401(k) Retirement Plan for Salaried Employees
Modine Manufacturing Company
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Modine 401(k) Retirement Plan for Salaried Employees (Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/Crowe Horwath LLP

Oak Brook, Illinois
June 24, 2013

Index
MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and December 31, 2011

	2012	2011
ASSETS

Investments, at fair value (Note 3) Participant-directed investments	$128,432,718	$119,026,383

Cash	6,582	-

Receivables:
Employer contribution	2,672,692	3,446,318
Participant contribution	-	141,478
Notes receivable from participants	795,061	736,535
Accrued interest and dividends	-	53,507
Total receivables	3,467,753	4,377,838

Total assets	131,907,053	123,404,221

LIABILITIES

Accrued expenses	(1,250)	(13,309)

Net assets reflecting all investments at fair value	131,905,803	123,390,912

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(463,950)	(360,211)

Net assets available for benefits	$131,441,853	$123,030,701

The accompanying notes are an integral part of the financial statements.

Index
MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2012

Additions:
Additions to net assets attributed to: Investment Income
Net appreciation in fair value of investments	$12,331,733
Interest and dividends	1,900,438
Total investment income	14,232,171
Contributions
Employer	2,672,692
Participants	4,573,682
Rollover contributions	249,863
Total contributions	7,496,237

Total additions	21,728,408
Deductions:
Deductions from net assets attributed to:
Loss from Master Trust	2,007,280
Benefits paid	11,466,935
Administrative costs	157,463
Total deductions	13,631,678

Net increase before transfers	8,096,730
Transfers from other Plan (Note 8)	314,422
Net increase in net assets available for benefits	8,411,152
Net assets available for benefits:
Beginning of year	123,030,701
End of year	$131,441,853

The accompanying notes are an integral part of the financial statements.

Index
MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

1.	Description of Plan

The following description of the Modine 401(k) Retirement Plan for Salaried Employees ("the Plan") provides only general information on the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan‘s provisions.

A.	General

The Plan is a 401(k) profit sharing plan covering all eligible salaried employees of Modine Manufacturing Company and its U.S. subsidiaries ("the Company"), who have one hour of service.  Eligible employees who elect to participate are referred to as Participants.  The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.	Contributions

Plan Participants enter into a salary reduction agreement wherein the Participant elects a reduction in compensation, which the Company contributes to the Plan.  Participants direct investment of their contributions into various investment options offered by the Plan.  The Plan currently offers several investment alternatives.  Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits.  Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

The Company may make matching contributions equal to 50% of Participant contributions which did not exceed 5% of total compensation.  The Company has the discretion to make an additional contribution and match all or any portion of the Participant’s contribution.  For the 2012 plan year, the Company contributed $1,196,203 in matching contributions.  The matching and discretionary contributions, if any, are invested based on the Participants’ investment elections for Participant contributions.

In addition, the Company may make a separate, discretionary contribution annually to the Plan for all salaried employees.  The contribution is invested in the same funds in the same proportion as the employee’s contributions.  If the employee is not contributing to the Plan, the contribution is invested in the Target Date Retirement fund most closely tied to the participant’s 65th birthday.  For the 2012 plan year, the Company contributed $1,476,489 in discretionary contributions which was equal to 2.5% of eligible employee compensation.

Participant and Company contributions are subject to certain statutory limitations.

C.	Participant Accounts

Each Participant account is credited with the Participant’s contributions and allocations of the Company’s matching contribution, the Company’s discretionary contribution, Plan earnings and charged with his or her withdrawals.  Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan.  The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant’s share of fund investments.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

For a portion of the 2012 plan year, participants were allowed to put no more than 20% of their payroll contributions into the Modine Stock Fund. Participants with greater than 20%  of their account balance in the Modine Stock Fund were not allowed to transfer any of their balance into the Modine Stock Fund. Effective October 1, 2012, this restriction was changed to 10%.

Index
NOTES TO FINANCIAL STATEMENTS, continued

1.	Description of Plan, continued

D.	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Participants become immediately vested upon retirement, death or disability. Participants with an employment commencement date prior to January 1, 2001 are 100% vested in the Company’s contributions.  Participants with an employment commencement date subsequent to December 31, 2000  vest in the Company’s contributions after three years of service, except as noted in Note 5 where certain employees were fully vested due to a partial plan termination.  All Thermacore, Inc. employees who were employed on or before December 31, 2001 were 100% vested in their Matching Account prior to the sale of Thermacore, Inc. on May 1, 2008.  A year of vesting credit is granted each anniversary of the employee’s hire date.

E.	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of $50,000 or 50 percent of their vested account balances, whichever is less.  The maximum loan repayment term is five years, except for loans to purchase a primary residence.  Loans bear interest at the Wells Fargo Bank prime rate plus 2% except for residential loans in which a 15 mortgage rate is used.  All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

F.	Distributions

If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum; provided, however, that the timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

G.	Withdrawals

The Plan provides for both hardship and non-hardship withdrawals.  Contributions may only be withdrawn without penalty on or after age 59½ or in the event of retirement, death, disability, or termination on or after age 55.  Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure of the mortgage on, the primary residence.

H.	Forfeited Accounts

Forfeited nonvested accounts are first used to reduce the Employer Matching Contributions.  Forfeitures totaling $77,103 were used to reduce plan year 2012 Employer Matching Contributions. At December 31, 2012 and 2011, there were forfeitures in the amount of $134,542 and $103,320, respectively, available to offset future contributions to the Plan.

I.	Administrative Expenses

Most expenses of administering the Plan are borne by the Plan.

J.	Trustee

As of December 31, 2011 and through July 31, 2012 the assets of the Plan were held under an Agreement of Trust by BMO Harris Bank N.A. (formerly known as Marshall & Ilsley Trust Company N.A.).  On August 1, 2012, Wells Fargo Bank N.A., became the new trustee of the Plan.

Index
NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies

A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with  generally accepted accounting principles (GAAP) in the United States.

B.	Modine Manufacturing Company Stock Master Trust

A portion of the Plan’s investments are in the Modine Manufacturing Company Stock Master Trust Fund (“Master Trust”) which holds certain assets of the Plan and one other defined contribution plan sponsored by Modine Manufacturing Company.  Each participating retirement plan holds units of participation in the Master Trust.  The assets of the Master Trust are held by the trustee. Investments, investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interests in the participant-directed Modine Company Common Stock Fund.

C.	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.

The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust as of December 31, 2012 and 2011.

Plan Interest in Master Trust:  The fair value of the Plan’s interest in the Master Trust reflects the Plan’s interest in the fair value of the underlying net assets of the Master Trust.

Modine common stock and mutual funds:  The fair values of mutual fund investments and Modine common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Index
NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

Collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).  The investment objective of the collective trust held at December 31, 2012 is to seek a competitive rate of return as well as a high level of stability of principal and liquidity.  The investment objective of the collective trust classified as fixed income at December 31, 2011 is to achieve investment returns primarily from income and secondarily from capital appreciation.  The fixed income collective trust may invest  a maximum of 30% of its assets in equity securities and no less than 70% of its assets in fixed income securities.  The investment objectives of the collective trusts classified as equity funds at December 31, 2011 are to achieve a blended investment return from income and capital appreciation.  The equity fund collective trusts will allocate between 30% and 70% of their assets to equity securities and may invest in money market deposit accounts, stable principal funds, domestic and international bond funds, small, mid and large capitalization domestic stock funds and international stock funds.

Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Stable value funds:  The fair value of participation units  in the stable value collective trust funds are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the funds (level 2 inputs).  At December 31, 2012, the Plan held units in the Wells Fargo Stable Return Fund N15. The investment objective of the fund is to provide a moderate level of stable income without principal volatility while seeking to maintain adequate liquidity and returns superior to shorter maturity instruments.

At December 31, 2011, the Plan held units of the BMO Stable Principal Fund.  The investment objective of the fund is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund.  The fund invests mainly in traditional and synthetic guaranteed investment contracts.

The stable value funds provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Index
NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2012 Using:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)
Investments (other than interest in master trust)

Mutual Fund
Life Cycle	$21,313,489	$-
Fixed Income	13,173,737	-
Equity – Institutional Index Funds	15,954,696	-
Equity – Common Stock Funds	7,160,333	-
Equity – Large Cap Funds	7,513,385	-
Equity – Mid Cap Funds	12,803,945	-
Equity – Small Cap Funds	12,609,477	-
International	9,081,659	-
Collective Trust Fund
Stable Value	-	16,459,028

	Fair Value Measurements at December 31, 2011 Using:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)
Investments (other than interest in master trust)

Mutual Fund
Life Cycle	$5,858,443	$-
Fixed Income	9,253,155	-
Equity – Institutional Index Funds	14,669,033	-
Equity – Common Stock Funds	6,134,954	-
Equity – Mid Cap Funds	10,754,771	-
Equity – Small Cap Funds	11,823,067	-
Equity – Growth Funds	6,175,990	-
International	8,116,187	-
Collective Trust Funds
Stable Value	-	16,825,782
Fixed Income	-	4,821,968
Equity	-	9,511,648

There were no transfers between Level 1 and Level 2 during 2012 or 2011.

Index
NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

D.	Fully Benefit-Responsive Investment Contracts:

While Plan investments are presented at fair value in the statement of net assets available for benefits, the difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  At December 31, 2012, the Plan held an indirect interest in fully benefit-responsive contracts through its investment in the Wells Fargo Stable Return Fund N15.  At December 31, 2011, the Plan held an indirect interest in a fully benefit-responsive contract through its investment in the BMO Stable Principal Fund.

E.	Risks and Uncertainties:

The Plan and Master Trust invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

F.	Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

G.	Master Trust Investment:

Investment in the Master Trust, consisting primarily of Modine Common Stock with a small amount in money market investments, is valued at this Plan’s proportionate share of the aggregate net asset value of the Master Trust’s assets.  The net asset value per unit is calculated by dividing the fund’s total fair value by the outstanding number of Participant units.  The units are updated daily based upon Participant activity.  At December 31, 2012 and 2011, the total number of units of the Master Trust was 1,841,976 and 2,011,650, respectively. The number of units and fair value of the Master Trust held by the Plan is as follows:

	December 31, 2012	December 31, 2011
Units	1,176,931	1,253,484
Fair Value	$12,362,969	$15,081,385

H.	Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Index
NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

I.	Withdrawals and Distributions

Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares, where applicable.  Withdrawals and distributions are recorded when paid.

J.	Use of Estimates

The preparation of financial statements in conformity with GAAP in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

K.	Fair Value of Other Financial Instruments

The carrying amount of the contribution receivables approximate fair value due to their short term maturities.

3.	Investments

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets:

	December 31, 2012	December 31, 2011
BMO Stable Principal Fund (Contract value: 2011 - $16,465,571)	$-	$16,825,782
Wells Fargo Stable Return Fund N15 (Contract value: 2012 - $15,995,078)	16,459,028	-
Vanguard Institutional Index Fund	15,954,696	14,669,033

Wells Fargo Small Cap Value Fund	-	9,574,565

American Funds Growth Fund of America	-	6,175,990
Dodge & Cox Stock Fund	7,160,333	6,134,954
PIMCO Funds Total Return Institutional	7,423,071	5,618,292
JPMorgan Large Cap Growth	7,513,385	-
Wells Fargo Fds TR Advantage S/C Value Fund INSL #315	9,847,856	-

Fidelity Diversified Intl Fund	6,699,646	-
Fidelity Advisor Diversified Intl Fund	-	5,997,419
Modine Manufacturing Company Stock Master Trust Fund	12,362,969	15,081,385

Index
NOTES TO FINANCIAL STATEMENTS, continued

3.	Investments, continued

During 2012, the Plan’s investments held outside of the Master Trust appreciated in value by $12,331,733 as follows:

Collective funds	$1,409,692
Mutual funds	10,922,041

$12,331,733

The Plan’s net investment loss from the Master Trust during 2012 was $2,007,280.

4.	Master Trust Information

The Plan’s allocated share of the Master Trust’s net assets at December 31, 2012 and 2011 is as follows:

	Plan’s Share of Master Trust’s Net Assets
	2012	2011
Modine Manufacturing Company Stock Master Trust Fund	63.90%	62.31%

The following net assets are held in the Master Trust at December 31, 2012 and December 31, 2011:

	2012	2011
Investments at fair value
Modine Common Stock	$18,995,225	$23,301,060
Money market mutual fund	-	902,037
Short-term investment fund	353,610	-
Receivables (payables), net	36	211
Net assets	$19,348,871	$24,203,308

Investment income (loss) for the Master Trust for the year ended December 31, 2012 is as follows:

Net depreciation in fair value of Modine Common Stock	$(3,218,451)
Interest	1,472
Total	$(3,216,979)

Index
NOTES TO FINANCIAL STATEMENTS, continued

4.	Master Trust Information, continued

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2012 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)

Investments
Common Stock	$18,995,225	$-
Collective Trust	-	353,610

Fair Value Measurements at December 31, 2011 Using:
Quoted Prices in Active Markets for Identical Assets
(Level 1)

Investments
Common Stock	$23,301,060
Money market mutual fund	902,037

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated to the date of the termination of the Plan.  All Participants would become 100% vested upon Plan termination.

The Plan incurred a partial termination due to a 20% or greater reduction in plan participation beginning in 2009 and continuing through the first quarter of 2012 following reduction in force actions. Upon the partial termination, the Plan fully vested the employer contribution and discretionary contribution accounts of those active participants whose employment was terminated in conjunction with these actions. If a participant was already fully vested when his/her employment terminated, no additional action was implemented.

6.	Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code ("the Code"), and as such, is not subject to Federal income taxes.  The Plan obtained its latest determination letter dated August 12, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  On January 28, 2011, the Plan applied for a new determination letter and has not yet received a response from the Internal Revenue Service. Although the Plan has been amended since receiving its latest determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Index
NOTES TO FINANCIAL STATEMENTS, continued

7.	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  At December 31, 2011 and through July 31, 2012, the Plan held units in collective trust funds trusteed  or managed by BMO Harris Bank N.A. (formerly known as Marshall & Ilsley Trust Company N.A.), the Plan’s trustee.  On August 1, 2012 the Plan’s trustee changed to Wells Fargo Bank N.A. and the plan held units in a collective trust fund and a mutual fund trusteed by or managed by Wells Fargo.  These investments and transactions therein are considered party-in-interest.

The Plan holds units in the Master Trust, which holds underlying assets including Modine Manufacturing Company stock and BMO Money Market Fund until July 31, 2012 and the Wells Fargo Short Term Investment Fund beginning August 1, 2012. Modine Manufacturing Company is the plan sponsor and BMO Harris Bank N.A. (formerly known as  Marshall & Ilsley Trust Company N.A.), was the Plan’s trustee until July 31, 2012.  Wells Fargo Bank N.A. became the Plan’s trustee effective August 1, 2012; therefore, these investments and transactions therein are considered party-in-interest.  See Note 4 for the dollar value of Modine Manufacturing Company stock and the short term investment fund held by the Master Trust and the Plan’s share of the Master Trust assets. There were no dividends paid on these shares during the year ended December 31, 2012.

Participants are also allowed to take notes from their accounts in the Plan.  These notes also qualify as party-in-interest transactions and totaled $795,061 and $736,535 at December 31, 2012 and 2011, respectively.

Professional fees for the administration and audit of the Plan for 2012 of $157,463 were paid by the Plan, including fees for investment services, audit services, loans, attorneys and certain other administrative expenses.  Investment management and transaction fees are charged to the Plan by investment managers, with these fees being reflected in the investment income reported by the Plan. These transactions are allowable party-in-interest transactions under ERISA  regulations .

8.	Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Hourly Employees and the Modine 401(k) Retirement Plan for Salaried Employees. Transfers reflected in the statement of changes in net assets available for benefits resulted from these types of transfers.

Index
SUPPLEMENTAL SCHEDULE

Index
MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year)
December 31, 2012

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  024

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest,	Cost	Current Value

		Collective Trusts
*	Wells Fargo	Stable Return Fund	**	$15,995,078

		Mutual Funds
	The Vanguard Group	Vanguard Institutional Index	**	15,954,696
	Dodge and Cox	Dodge & Cox Stock	**	7,160,333
	Goldman Sachs	Goldman Sachs Mid Cap	**	6,113,988
	PIMCO Funds	Pimco Fds Total Return	**	7,423,071
	Vanguard Group Inc.	Vanguard Small Cap Index	**	2,761,621
	Munder Capital Management	Munder Mid Cap Core Growth	**	4,436,063
	Vanguard Group Inc.	Vanguard Mid Cap Index	**	2,253,894
	Dimensional Fund Advisors LP	DFA Emerging Markets Value Fund	**	333,425
	Dimensional Fund Advisors LP	DFA International Value	**	847,611
	Vanguard Group Inc.	Vanguard Developed Mkt Ind	**	718,421
	MFS Investment Management	MFS International New Discovery		482,556

Index
Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year) December 31, 2012, Continued

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest,	Cost	Current Value

	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2005	**	$243,987
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2010	**	885,665
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2015	**	3,842,873
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2020	**	4,450,217
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2025	**	3,642,521
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2030	**	3,589,172
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2035	**	2,388,530
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2040	**	1,156,120
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2045	**	678,332
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2050	**	317,439
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2055	**	17,037
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement Income Fd	**	101,596
	J.P. Morgan	J.P. Morgan Large Cap Growth R5	**	7,513,385
*	Wells Fargo	Wells Fargo Fds TR Advantage S/C Val Fund INSL #315	**	9,847,856
	Vanguard Group Inc	Vanguard Intermed Term Bond Index	**	3,508,474
	Vanguard Group Inc	Vanguard Inflation Protected Securities	**	2,242,192
	Fidelity	Fidelity Diversified Intl Fund	**	6,699,646
		Other

*	Participant Loans	3.38 – 8.5% interest rate, various maturity dates through June 30, 2022		795,061

				$116,400,860
* Represents party in interest to the Plan.
** Investments are Participant directed; cost not required to be disclosed.

Index
EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibit listed below is filed as part of this Annual Report on Form 11-K.  The exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm.

Index
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES
06-24-2013	/s/ Kathleen T. Powers
Date	Kathleen T. Powers